UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                             Telemundo Group, Inc.
                           --------------------------
                                (Name of Issuer)


                      Series A Common Stock, $ .01 par value
                 ------------------------------------------------
                          (Title of Class of Securities)

                                  87943M306
                                -------------
                                (CUSIP Number)

       Lawrence Levitt, Chief Financial Officer, Odyssey Partners, L.P.
         31 West 52nd Street, New York, New York 10019 (212) 708-0600
  -----------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                See Item 3
              ----------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D


- ------------------------------                --------------------------------
  CUSIP No. 87943M306                                   Page 2 of 7 Pages
- ------------------------------

- -------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Odyssey Partners, L.P. (E.I. No. 13-5614745)
- -------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)

                                                                           (b)


- ------------------------------------------------------------------------------
      3       SEC USE ONLY

- ------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO/WC

- ------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d)


- ------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- ------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
   SHARES                293,611 (see Item 5)
BENEFICIALLY
  OWNED BY    ----------------------------------------------------------------
    EACH          8      SHARED VOTING POWER
  REPORTING              0
   PERSON
    WITH
              ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER
                         293,611 (see Item 5)

              ----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         0


- ------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,611 (see Item 5)
- ------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

- ------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.5% (see Item 5)

- ------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
- ------------------------------------------------------------------------------


                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.
            -------------------
            This Statement on Schedule 13D is being filed with respect to the Series A Common Stock, $.01 par value (the "Series A Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Company"). The common stock, par value $.01 per share, of the Company (the "Common Stock") consists of two series: (i) the Series A Shares and (ii) the Series B Common Stock, $.01 par value (the "Series B Shares").

            The address of the principal executive office of the Company is 2290 West 8th Avenue, Hialeah, Florida 33010.

Item 2.     Identity and Background.
            -----------------------
            The person filing this Statement on Schedule 13D is Odyssey Partners, L.P., a Delaware limited partnership ("Odyssey"). Odyssey is a private investment partnership with substantial equity capital invested in marketable securities and closely held businesses. Odyssey's principal executive office is 31 West 52nd Street, New York, New York 10019.

            Odyssey has five general partners (individually, a "General Partner" and, collectively, the "General Partners"): Leon Levy, Jack Nash, Joshua Nash, Stephen Berger and the Nash Family Partnership, L.P., a New York limited partnership. The business address of each General Partner is 31 W. 52nd Street, New York, N.Y. 10019. The principal occupation of Messrs. Levy, Jack Nash, Joshua Nash and Berger (each of whom is a citizen of the United States) is to serve as a general partner of Odyssey. The principal business of the Nash Family Partnership, L.P. is investments. The general partner of the Nash Family Partnership, L.P. is Joshua Nash.

            During the last five years, neither Odyssey nor any General Partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------
            Odyssey acquired beneficial ownership of 440,111 shares of Common Stock pursuant to the Second Amended Chapter 11 Plan of Reorganization of the Company under Chapter 11 of the Bankruptcy Code, Title 11 of the United States Code, filed by the

Company and administered as Case No. 93-B-42967 (JLG) (the "Plan of Reorganization"). The Plan of Reorganization is included herein as Exhibit
1 hereto. Upon consummation of the Plan of Reorganization, (i) holders of 1992 Zero Coupon Notes and 1993 Zero Coupon Notes (each as defined in the Plan of Reorganization) of the Company became entitled to receive Series B Shares, cash and New Senior Notes (as defined in the Plan of Reorganization) of the Company in respect of such securities, (ii) holders of 13-5/8% Debentures (as defined in the Plan of Reorganization) of the Company became entitled to receive Series A Shares and cash in respect of such securities, and (iii) holders of 12% Debentures (as defined in the Plan of Reorganization) of the Company became entitled to receive warrants to purchase Series A Shares in respect of such securities. The Plan of Reorganization was confirmed by order of the United States Bankruptcy Court for the Southern District of New York on July 20, 1994 and consummated on December 30, 1994.

            Upon consummation of the Plan of Reorganization, Odyssey received, among other things, (i) in respect of its ownership of $3,000,000 principal amount of 13-5/8% Debentures of the Company, 166,440 Series A Shares and (ii) in respect of its ownership of $9,461,777 principal amount of 1992 Zero Coupon Notes of the Company, 273,671 Series B Shares. The 1992 Zero Coupon Notes and the 13-5/8% Debentures of the Company beneficially owned by Odyssey prior to the consummation of the Plan of Reorganization were acquired by Odyssey with its working capital.

            As reported in Item 5 below, on June 27, 1995, Odyssey acquired beneficial ownership of an additional 7,500 shares of Common Stock in open market purchases for an aggregate purchase price of $107,812.50, which funds were derived from Odyssey's working capital.

            No part of the purchase price for the Common Stock beneficially owned by Odyssey is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting Common Stock. All or part of the shares of Common Stock beneficially owned by Odyssey may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Odyssey. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of Transaction.
            ----------------------
            Odyssey considers its interest in the Common Stock to be an investment. Odyssey may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions, or otherwise. Odyssey may also dispose of any or all of the shares of Common Stock beneficially owned by it in the open market, in privately negotiated transactions, or otherwise.

            Except as set forth in this Item 4, neither Odyssey nor, to the best knowledge of Odyssey, any General Partner, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------
            (a). Odyssey beneficially owns an aggregate of 293,611 shares of Common Stock (approximately 2.9% of the outstanding shares of Common Stock), comprised of (i) 19,940 Series A Shares (approximately 0.4% of the outstanding Series A Shares) and (ii) 273,671 Series B Shares (approximately 5.6% of the outstanding Series B Shares).*

            Each Series B Share is convertible at the option of the holder
thereof into one Series A Share.**   In the event that Odyssey were to
convert all Series B Shares beneficially owned by it into Series A Shares, Odyssey would beneficially own an aggregate of 293,611 Series A Shares, or 5.48% of the outstanding Series A Shares.

            To the best of Odyssey's knowledge, none of the General Partners beneficially owns any Common Stock, other than in its capacity as a general partner of Odyssey.

- ----------
* A total of 10,000,000 shares of Common Stock (comprised of 5,086,696 Series A Shares and 4,913,304 Series B Shares) were outstanding as of May 10, 1995, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

** In addition, pursuant to the provisions of the Restated Certificate of Incorporation of the Company (the "Certificate"), the Series B Shares will automatically convert to Series A Shares upon the Transfer (as defined in the Certificate) of such Series B Shares other than to a Permitted Transferee (as defined in the Certificate) or upon the earlier to occur of December 20, 1999 or such time as there are fewer than 2,000,000 shares of Series B Shares issued and outstanding. The Certificate is included herein as Exhibit 2 hereto.

            (b) Odyssey has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it, and does not share with others the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, any of the shares of Common Stock beneficially owned by it, except that all General Partners (excluding the Nash Family Partnership, L.P.) share voting and dispositive power over such shares of Common Stock.

            (c) On the dates set forth below, Odyssey effected sale and purchase transactions of Series A Shares on the NASDAQ National Market System, as set forth below:



                   Date of                 Nature of         Number         Price Per
                   Transaction             Transaction       of Shares      Share***              Total
                   -----------             -----------       ---------      ---------             -----
                   January 10, 1995        Sale               50,000         $8.4375             $421,875

                   February 27, 1995       Sale                7,000          8.5000               59,220

                   March 6, 1995           Sale               25,000          8.2500              205,250

                   June 16, 1995           Sale               32,000         15.5000              494,720

                   June 23, 1995           Sale               10,000         15.4375              154,375

                   June 27, 1995           Purchase            7,500         14.3750              107,812



            (d)    Not applicable.

            (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            ----------------------------------------------------

            The shares of Common Stock reported herein do not include 5,000 Series A Shares beneficially owned by Nader Tavakoli, an employee of Odyssey. Odyssey disclaims beneficial ownership of such shares. Except with respect to the shares of Common Stock beneficially owned by Mr. Tavakoli, neither Odyssey nor, to the best of Odyssey's knowledge, any General Partner, has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

- --------------------------
*** Exclusive of commissions.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------
            1. Second Amended Plan of Reorganization of the Company (incorporated by reference to Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994).

            2. Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated December 30, 1994).



                               SIGNATURE


            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 1995


                                    ODYSSEY PARTNERS, L.P.




                                    By:  /s/ Jack Nash
                                       ---------------
                                          Jack Nash
                                          General Partner